Validus Holdings, Ltd. 29 Richmond Road Pembroke HM 08 Bermuda
Mr. Robert F. Kuzloski Executive Vice President & General Counsel	Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
Telephone: (441) 278-9075 Facsimile: (441) 278-9009 robert.kuzloski@validusholdings.com Website: www.validusholdings.com

February 23, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Validus Holdings, Ltd. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on February 23, 2017.

Very truly yours,

VALIDUS HOLDINGS, LTD.

By:     /s/ Robert Kuzloski

Name: Robert Kuzloski
Title: Executive Vice President and
General Counsel